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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number: 0-14905

                    NOTIFICATION OF LATE FILING OF FORM 10-K

For the Period Ended:  December 31, 1995


                        Part 1.  Registrant Information

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                           (Full name of registrant)

              444 Madison Avenue, Suite 3203, New York, NY  10022
                    (Address of Principal executive office)


                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

     As a consequence of developments subsequent to the end of the registrant's fiscal year ended December 31, 1995, which developments could affect the preparation of its financial statements for such fiscal year and other disclosures required by Form 10-K and which have not yet been fully resolved, the registrant has been delayed in completing such financial statements and certain other portions of the Registrant's Form 10-K for the fiscal year ended December 31, 1995.


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     In addition, as an oil and gas exploration and production company, which follows the "full cost" method of accounting for exploration and development of oil and gas reserves, the Registrant is required to perform a "ceiling test" to determine if its capitalized costs less its accumulated depletion, depreciation and amortization and related deferred income taxes exceeds the carrying value of its oil and gas properties, or ceiling. Any resultant excess is required to be expensed.

     The Registrant incurred delays in obtaining from its foreign operations the data necessary for the timely completion of these calculations. Such information could not have been provided to the Registrant within the prescribed time period without undue effort and expense.


                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


                 Denis J. Fitzpatrick  (212) 688-3333
                 --------------------  -----------------------
                 (Name)                (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [x] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [x] Yes  [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The carrying value of the Registrant's oil and gas properties is highly dependent upon the classification of its estimated oil and gas reserves by its independent petroleum engineers. Depending upon the results of the classification, it is anticipated that the carrying value of the Registrant's oil and gas reserves could increase by up to 23% over the last fiscal year. Without such an increase, the Registrant could incur an impairment in the carrying value of its oil and gas properties of up to $1,800,000.


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PRICE WATERHOUSE LLP
2001 Ross Avenue, Suite 1600
Dallas, Texas 75201



March 29, 1996


Mr. Dennis Fitzpatrick
Chief Financial Officer
American International Petroleum Corporation
55 Waugh Drive
Houston, Texas  77007

Dear Mr. Fitzpatrick:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25, dated March 29, 1996.

We are in agreement with the comments under Part III of the Form 12b-25 with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of American International Petroleum Corporation and its subsidiaries on or before the date the Form 10-K of American International Petroleum Corporation of the year ended December 31, 1995 is required to be filed.

Yours very truly,

/s/  PRICE WATERHOUSE LLP







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                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


           Date: March 29, 1996  By:   /s/ Denis J. Fitzpatrick
                                 -----------------------------------
                                 Title: Chief Financial Officer


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).